UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

____________________

FORM 6-K

REPORT OF FOREIGN ISSUER
PURSUANT TO RULE 13a-16 OR 15d-16 OF THE
SECURITIES EXCHANGE ACT OF 1934

For the month of December 2013

(Commission File No. 001-32305)

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CORPBANCA
(Translation of registrant’s name into English)

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Rosario Norte 660
Las Condes
Santiago, Chile
(Address of registrant’s principal executive office)

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Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F ☒	Form 40-F ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101 (b) (1):

Yes ☐	No ☒

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101 (b) (7):

Yes ☐	No ☒

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes ☐	No ☒

On December 12, 2013, Corpbanca announced a material event notice to the Chilean Superintendency of Securities and Insurances which is attached hereto as Exhibit 99.1 and is incorporated herein by reference.

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereto duly authorized.

CORPBANCA (Registrant)

By:	/s/ Eugenio Gigogne
Name:	Eugenio Gigogne
Title:	Chief Financial Officer

Date: December 12, 2013

EXHIBIT INDEX

Exhibit	Description
99.1	Material Event dated December 12, 2013.

Exhibit 99.1

Santiago, December 12, 2013
GG0172/2013

Mr. Fernando Coloma Correa
Superintendent
Superintendency of Securities and Insurances
1449 Libertador Bernardo O’Higgins Ave.
PRESENT

Dear Sir:

Pursuant to Articles 9 and 10 of the Chilean Capital Markets Law (Ley 18,045 de Mercado de Valores), to the General Character Norm number 30 and to Chapter 18-10 of the Updated Compilation of Norms, duly authorized by the Board of Directors of Corpbanca, I hereby complement the material event reported to your Superintendence on November 29, 2013 as follows:

•	CorpBanca has received offerings for a possible merger of its business in Chile and abroad from prestigious and well known banks.

•
CorpBanca is presently evaluating these offers with the assistance of international investment banks to identify an appropriate counterparty to such transaction and to define a transaction structure.  As of the date hereof, CorpBanca has not entered into a binding agreement with any third parties concerning a possible transaction (other than confidentiality agreements).

•	If any such transaction is executed and consummated, the Saieh group is expected to maintain an equity participation and will be active in the management of the combined business.

CorpBanca will keep your Superintendency, the banks regulator and the market duly informed of any relevant event in this regard.

Sincerely,

/s/ Fernando Massú Taré
Fernando Massú Taré
Chief Executive Officer